EXHIBIT 99.1

Re:     Appointment of Two Independent Directors

Ramat Gan, Israel – June 27, 2018 – Internet Gold – Golden Lines Ltd. (the “Company”) (NASDAQ Global Select Market and TASE: IGLD).

Following the Company’s earlier reports, the Board of Directors has appointed two new additional independent directors to the Company’s Board of Directors, Messrs. Yuval Bronstein and Ilan Cohen.

The Company’s Board of Directors held a discussion on the experience, the qualifications and the signed declarations of the two new appointees, and resolved that the appointments were in the best interest of the Company.

The Company’s Compensation Committee and the Board of Directors approved that Yuval Bronstein and Ilan Cohen shall be entitled, for their services as directors, to a compensation amounting to the “Fixed Amount” according to the Companies Regulations (Rules regarding Compensation and Expenses of an External Director), 5760-2000, and the Companies Regulations (Exemptions Regarding Companies Traded on Foreign Stock Exchanges), 5760-2000.

As new directors, the two appointees will also be entitled to be included in the professional liability insurance policy for the Company’s directors and officers, and to receive the Company’s current indemnification and exculpation letter given to all current directors and officers. The compensation approval is in accordance with the Israeli Companies Regulations (Relief in Transactions with Interested Parties), 5760-2000.

The Company’s Board determined that the compensation to the additional directors is identical to the compensation paid to the other Company’s directors, including the external directors, and does not exceed the maximum amount prescribed in the Compensation Regulations; the terms of the compensation are consistent with the provisions of the Company’s compensation policy, as approved by the Company’s shareholders; the compensation is fair and reasonable considering the effort required by a director fulfilling his duties, and in light of the extent of his involvement in the Company and the responsibility involved in this position in a corporation of such size as the Company; and the grant of indemnification to directors and officers alongside directors ‘and officers’ liability insurance is the acceptable norm of public companies and is intended to enable directors and officers to act effectively, subject to the limitations of the law.

As required by the Israeli Companies Law, the new appointees have declared in writing that they possess the requisite skills and expertise, as well as sufficient time, to perform their duties as directors of the Company.

Mr. Yuval Bronstein (49) has served as CEO of Azrieli Group Ltd. and as Chairman of the Board of Sonol Israel Ltd., between 2013 and 2017. He has served as CFO of Azrieli Group Ltd. (TASE:AZRG) and as director of Sonol Israel Ltd. and Tambour Ltd., between 2007 and 2013. Mr. Bronstein has also served in several positions in the Ministry of Finance, and in his last position, Mr. Bronstein has served as the Deputy Accountant General. Mr. Bronstein holds a B.A. degree in Economics and Accounting and a M.A. degree in business management from the Hebrew University of Jerusalem. Mr. Bronstein is a certified public accountant (CPA).

Mr. Ilan Cohen (59) is a co-founder and partner at Daka 90 group and chairman of Daka 90 Labs and Loco Travel. Mr. Cohen served as vice chairman of the board of directors and chairman of the audit committee of Edmond de Rothschild (Israel) Ltd. between 2011 and 2016. He has been a board member and head of the strategic committee of Israel Discount Bank Ltd. (TASE:DSCT) between 2011 and 2017 and a board member of Alon USA Energy, Inc. (which is now part of Delek US (NYSE: DK)) between 2014 and 2017.  Mr. Cohen served as a Director General at the Israeli Prime Minister’s office between 2004 and 2006. Mr. Cohen holds a BA degree in management and economics from Tel Aviv University and an MBA degree from INSEAD - the European institute of business administration (Fontainebleau – France).

Ami Barlev, Chairman of the Company, said:

“We are excited and welcome the new appointees, who both qualify as independent directors. The Company’s Board believes that the appointments are in the best interests of all of the Company’s shareholders and its debenture holders.”

Forward-Looking Statements

This Report may contain forward-looking statements that are subject to risks and uncertainties. Factors that could cause actual results to differ materially from these forward-looking statements include, but are not limited to, general business conditions in the industry, changes in the regulatory and legal compliance environments, the failure to manage growth and other risks detailed from time to time in Internet Gold – Golden Lines Ltd.’s filings with the Securities Exchange Commission. These documents contain and identify other important factors that could cause actual results to differ materially from those contained in our projections or forward-looking statements. Stockholders and other readers are cautioned not to place undue reliance on these forward-looking statements, which speak only as of the date on which they are made. We undertake no obligation to update publicly or revise any forward-looking statement.